NO ACT

RE
10-27-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11008191

November 23, 2011

Received SEC
NOV 23 2011
Washington, DC 20549

John W. White
Cravath, Swaine & Moore LLP
JWhite@cravath.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-23-11

Re: Walt Disney Company
Incoming letter dated October 27, 2011

Dear Mr. White:

This is in response to your letter dated October 27, 2011 concerning the shareholder proposal submitted to Disney by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated November 22, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters
edurkin@carpenters.org

November 23, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 27, 2011

The proposal requests that the board of directors and its audit committee establish an "Auditor Rotation Policy" that requires that at least every seven years Disney's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Disney's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Disney relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


CARPENTERS
JOINERS
AMERICA
UNITED BROTHERHOOD

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

SENT VIA EMAIL to shareholdersproposals@sec.gov

November 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: The Walt Disney Company October 27, 2011, Letter Requesting to Exclude United Brotherhood of Carpenters Pension Fund's Auditor Rotation Policy Proposal

Ladies and Gentlemen:

I write on behalf of the United Brotherhood of Carpenters Pension Fund ("Carpenters Fund") in response to the request by The Walt Disney Company ("Disney" or "Company") to the Staff of the Division of Corporation Finance ("Staff") of the U.S. Securities and Exchange Commission ("Commission") seeking Staff concurrence with its view that it may properly exclude the Carpenters Fund's auditor rotation policy shareholder proposal ("Proposal") from inclusion in its proxy materials to be distributed in connection with the Disney 2012 annual meeting of shareholders. We respectfully request that the Staff not concur with Disney's view that it may exclude the Proposal from its 2012 annual meeting proxy materials, as Disney has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal. In accordance with Rule 14a-8(k) and Section E of the Staff Legal Bulletin No. 14D (November 7, 2008), a copy of this letter is being simultaneously sent Disney and its counsel.

By letter dated October 27, 2011, Disney requested that the Staff concur in its view that it may exclude the Proposal from its proxy materials on three grounds. First, Walt Disney seeks concurrence with its view that the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because the Proposal "relates to the ordinary business operations of the Company." Secondly, the Company seeks concurrence with its view that the Proposal, if implemented, would cause Walt Disney to violate federal law and thus can be properly omitted under Rule 14a-8(i)(2). Lastly, it seeks omission of the Proposal on Rule 14a-8(i)(9) grounds because "the Proposal is in direct conflict with a proposal to be submitted by the Company at its 2012 Annual Meeting of Shareholders." It is our view that Disney has failed to meet its burden of persuasion on (i)(7), (i)(2) or (i)(9) grounds to justify omission of the Proposal from inclusion in its proxy materials for the 2012 annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

I. The Auditor Rotation Policy Proposal

On September 28, 2011, the Carpenters Fund submitted a shareholder proposal to Disney pursuant to Rule 14a-8 (Proposals of Security Holders) that addresses the engagement of the registered public accounting firm retained to audit the Company's financial statements. Specifically, the Proposal seeks to provide for and protect auditor independence by requesting that the Disney Board of Directors and its Audit Committee adopt an Auditor Rotation Policy. The Proposal reads as follows:

> **Be it Resolved:** That the shareholders of Walt Disney Company ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

The Proposal's supporting statement highlights the importance of auditor independence to the integrity of the public company financial reporting system that underpins U.S. and global capital markets. The Auditor Rotation Policy is proposed as an important reform designed to advance the independence, skepticism and objectivity auditors have toward their audit clients.

II. Auditor Engagement and Independence - Governance Responsibilities

In the wake of the global financial crisis, it is important that investors be able to rely on the accuracy of public company financial statements and the integrity of corporate accounting processes. Auditor independence is the bedrock on which the reliability of our economy's financial reporting system rests, making a corporation's engagement of a registered public accounting firm to perform audit services a critically important matter. In a financial reporting system in which significant financial relationships exist between accounting firms and their audit clients, it is important that legislators, regulators, investors, corporate boards and audit committees remain vigilant against challenges to auditor independence. The Public Company Accounting Oversight Board's ("PCAOB") recent concept release entitled "Auditor Independence and Audit Firm Rotation" ("Concept Release") outlines the challenges to auditor independence and defines the issue:

> Independence is both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her work. The most general of the independence requirements in the auditing standards provides: '[i]n all matters relating to the assignment, an independence in mental attitude is to be maintained by the auditor or auditors.' One measure of this mindset is the auditor's ability to exercise 'professional skepticism,' which is described as 'an attitude that includes a questioning mind and a critical assessment of audit evidence.' PCAOB standards provide that '[i]n exercising professional skepticism, the auditor

> should not be satisfied with less than persuasive evidence because of a belief that management is honest.'[1]

The goal of ensuring auditor independence in a system of for-profit accounting firms that are retained by audit clients has been a subject of federal legislation and related rulemakings. The Sarbanes-Oxley Act sought to foster and protect auditor independence by placing various limits and requirements on the auditor-client relationship, including limitations on the services that an accounting firm can provide an audit client and a lead engagement partner rotation requirement. Section 10A(m)(2) of the Exchange Act (Responsibilities relating to registered accounting firms), and Rule 10A-3(b)(2) thereunder, set new responsibilities for board audit committees. The Rule confirmed that the audit committee, in its capacity as a committee of the board of directors, was to be "directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged..." In establishing these new audit committee responsibilities, auditor independence was protected in large measure by removing management personnel from audit firm retention decision-making.[2]

New York Stock Exchange Listed Company Manual requirements[3] and public company governance documents further establish the governance responsibilities of corporate boards and their audit committees to provide for auditor independence. NYSE listing standards require a listed company to have an audit committee that satisfies the requirements of Exchange Act Rule 10A-3, and the audit committee must have a written charter that addresses "(i) the committee's purpose – which, at a minimum, must be to: (A) assist board oversight of (1) the integrity of the listed company's financial statements, (2) the listed company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the listed company's internal audit function and independent auditors."

In compliance with these statutory and regulatory requirements, public corporations, including Disney, have in place audit review committees with charters that outline committee duties and responsibilities. The Disney Audit Committee Charter ("Charter") clearly states that through the Charter, "the Board delegates certain responsibilities to the Audit Committee to assist the Board in the fulfillment of its duties to the Company and its shareholders."[4] Among the primary duties of the Committee is to assist the Board in its oversight of "the qualifications and independence of the Company's independent auditors." Further, the Committee is to "bear primary responsibility for overseeing the Company's relationship with its independent auditors," including being directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors.

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[1] PCAOB Concept Release on Auditor Independence and Audit Firm Rotation, PCAOB Release No. 2011-006, August 16, 2011.
[2] See: Instruction 1 to Rule 10A-3.
[3] New York Stock Exchange Listed Company Manual, Section 303A.6 (Audit Committee)
[4] See: The Walt Disney Company website: http://corporate.disney.go.com/corporate/charters_audit.html

The governance framework constructed for the oversight and protection of auditor independence establishes primary responsibility with a corporation's board of directors, while assigning direct audit firm retention and monitoring duties to the audit committee, as opposed to corporate management. Both the NYSE listing standards and the Disney Charter define the audit committee's purpose as one of assisting board of director oversight of auditor qualifications and independence.

III. The Ordinary Business Rule 14a-8(i)(7) Does Not Provide a Basis for Excluding the Auditor Rotation Proposal

Disney fails to meet its burden of persuasion to justify the omission of the Proposal under Rule 14a-8(i)(7). The Proposal neither addresses a subject matter, the selection and retention of a registered public accounting firm to audit company financial statements, that relates to certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," nor does the Proposal attempt to "micro-manage" the Company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Additionally, we believe that the Auditor Rotation Proposal focuses on the subject of auditor independence, a significant public policy issue that is the subject of widespread public debate, and thus is not a subject matter that falls within the Rule 14a-8(i) (7) "ordinary business" exclusion.

In Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"), the Commission summarized the principal considerations in the Staff's application of the "ordinary business" exclusion:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The 1998 Release further outlined "two central considerations" upon which the policy underlying the ordinary business exclusion rests. The first central consideration relates to the subject matter of a proposal and holds that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second central consideration relates to the degree to which a proposal seeks to "micro-manage"' a company by probing too deeply into "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Rule 14a-8(i)(7) First Central Consideration: Proposal Subject Matter

Disney can satisfy its burden of persuasion under Rule 14a-8(i)(7) by demonstrating that the subject matter of the Proposal involves a task so fundamental to management's ability to run a company on a day-to-day basis that it cannot, as a practical matter, be subject to direct shareholder oversight. To support its position in this regard, Disney relies on no-action precedent and states that "[t]he Proposal would foreclose the Board's ability to conduct the Company's ordinary business operations by mandating periodic changes in auditors. . . " We believe that the precedent allowing exclusion of auditor rotation shareholder proposals has been based on an incorrect reading and, thus, misapplication of the Exchange Act as amended by Sarbanes-Oxley; specifically, as it relates to the respective roles of the board of directors, audit committees and shareholders in protecting the integrity of the audit process. We submit that applying an appropriate analysis of the ordinary business exclusion, as defined by the 1998 Release, will yield a denial of the Company's request for leave to exclude the Proposal under Rule 14a-8(i)(7).

Section 10A(m)(2) of the Exchange Act provides that the audit committee "in its capacity as a committee of the board of directors, shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer (including resolution of disagreements between management and the auditor regarding financial reporting) . . . ." Instruction 1 to Rule 10A-3, which was issued pursuant to section 10A(m) of the Exchange Act, provides in pertinent part:

> The requirements in paragraphs (b)(2) through (b)(5) . . . do not conflict with, and do not affect the application of, any requirement or ability under a listed issuer's governing law or documents . . . that requires or permits shareholders to ultimately vote on, approve or ratify such requirements. The requirements instead relate to the assignment of responsibility as between the audit committee and management.

Note the status of the audit committee "as a committee of the board" and that the audit committee is "directly," not "solely," responsible for appointing, compensating, and overseeing the auditor. Most significantly, note the specific instruction that these requirements do not conflict with certain defined shareholder rights, but "instead relate to the assignment of responsibility as between the audit committee and management."

In Release Nos. 33-8220 and 34-47654, "Standards Relating to Listed Company Audit Committees," (April 25, 2003), the Commission provided an overview of the new rules promulgated pursuant to Sarbanes-Oxley:

> Effective oversight of the financial reporting process is fundamental to preserving the integrity of our markets. The board of directors, elected by and accountable to shareholders, is the focal point of the corporate governance system. The audit committee, composed of members of the board of directors, plays a critical role in providing oversight over and serving as a check and balance on a company's financial reporting system. . . . It provides a forum

> separate from management in which auditors and other interested parties can candidly discuss concerns....

The Commission then discussed the history of concerns related to audit committee independence:

> As early as 1940, the Commission encouraged the use of audit committees composed of independent directors... An audit committee comprised of independent directors is better situated to assess objectively the quality of the issuer's financial disclosure and the adequacy of internal controls than a committee that is affiliated with management. Management may face pressures for short-term performance and corresponding pressures to satisfy market expectations. These pressures could be exacerbated by the use of compensation or other incentives focused on short-term stock appreciation, which can promote self-interest rather than the promotion of long-term shareholder interest. An independent audit committee with adequate resources helps to overcome this problem and to align corporate interests with those of shareholders.

The Commission explained the importance of limiting management's role in regard to a company's outside auditors:

> The auditing process may be compromised when a company's outside auditors view their main responsibility as serving the company's management rather than its full board of directors or its audit committee. This may occur if the auditor views management as its employer with hiring, firing and compensatory powers. Under these conditions, the auditor may not have the appropriate incentive to raise concerns and conduct an objective review.... One way to help promote auditor independence, then, is for the auditor to be hired, evaluated and, if necessary, terminated by the audit committee. This would help to align the auditor's interests with those of shareholders.

Finally, the Commission clarified the new rule's interaction with other requirements, stating:

> We proposed adding an instruction to the rule to clarify that the requirements regarding auditor responsibility do not conflict with, and are not affected by, any requirement under an issuer's governing law or documents. . . The requirements instead relate to the assignment of responsibility to oversee the auditor's work as between the audit committee and management....

Viewed in this context, the company's argument that the delegation of authority to the Audit Committee to select and retain the independent audit firm justifies exclusion of the Proposal must fail. As the references above confirm, Congress and the Commission intended to enhance auditor independence by granting direct responsibility over the independent auditors to the Audit Committee and to severely restrict management influence. Further, it explicitly referenced its desire not to interfere with shareholders' rights.

We believe a review of the first central consideration behind the ordinary business exclusion supports our argument that Disney has failed to meet its burden of persuasion. Disney's argument relies entirely on the precedent and the grant of selection and retention authority over the independent auditors to the Audit Committee. In order to justify its request for no-action relief under Rule 14a-8(i)(7)'s first central consideration, Disney must prove that the subject matter of the Proposal relates to certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." First, note the nature of shareholder proposals that the Staff stated could properly be excluded under Rule 14a-8(i)(7). Examples cited in the 1998 Release include "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." These types of proposals involve routine, mundane business matters, fundamentally different from the subject matter of the Proposal.

As defined by Disney, the subject matter of the Proposal is the selection of the independent auditor. For Disney, the inquiry would end here. To prevail, Disney must demonstrate that the Proposal relates to certain tasks that are fundamental to management's ability to run a company on a day-to-day basis. The only task that the Proposal invokes is limiting the independent auditor's tenure to seven years, hardly a daily task and certainly not one fundamental to management's ability to run the Company

The next element Disney must satisfy is proving that the subject matter of the Proposal could not, as a practical matter, be subject to direct shareholder oversight. Disney makes no argument that it would be impractical for shareholders to provide oversight on the issue of whether to adopt an auditor rotation policy. As noted above, Disney does argue that the Proposal intrudes on the responsibilities of the Audit Committee, but that does not relate to its practicality. In addition, the Proposal does not seek direct shareholder oversight. It requests a policy to be implemented by the Board and its Audit Committee.

In conclusion, none of the concerns behind the first central consideration of the ordinary business exclusion are raised by the Proposal. The subject matter consideration was designed to exclude shareholder proposals that raise issues that are fundamental to management's ability to run a company on a day-to-day basis; e.g., routine operational issues relating to product quality or retention of suppliers. Disney does not attempt to argue that the Proposal's requested policy that the auditor be rotated off the engagement after seven years is such a routine operational issue. Nor could it successfully make such an argument. Rule 14a-8(i)(7) was intended to keep shareholders from meddling in day-to-day business decisions fundamental to management's ability to run the company, not voicing their opinions on important policy issues.

Rule 14a-8(i)(7) Second Central Consideration: Micro-management of a Company

The second consideration under the Rule 14a-8(i)(7) exclusion relates to the degree to which a proposal seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[5] The Proposal, if implemented, would neither involve the management of the audit firm engagement nor the direct selection of the audit firm, two tasks clearly within the capabilities and responsibilities of the Audit Committee. Rather, the Proposal advances a straightforward audit firm rotation policy designed to promote auditor independence. In practical terms, an auditor rotation policy prospectively implemented would simply entail a periodic limitation on the continued retention of an incumbent audit firm. Such a policy and practice would not interfere with either the management of the regular audit firm selection process or the management of the ongoing audit firm engagement.

Shareholders who rely on the accuracy of audited financial statements would certainly be capable of formulating an informed voting position on the merits of the Proposal. Further, it should be noted that it is the practice of the Disney Board of Directors and Audit Committee to bring the issue of auditor ratification to shareholders for an annual vote. The vote presented by the Board and Audit Committee is to ratify the annual selection of the registered public accounting firm that will audit Disney's financial statements and internal controls of financial reporting. The vote ratifying the annual selection of the registered public accounting firm given the multitude of factors involved in that decision is arguably far more complex than the Proposal's auditor rotation policy. Presented with an opportunity to vote on the Proposal, shareholders would certainly be able to formulate "an informed judgment" after consideration of Company and proponent arguments on the issue.

We believe that we have demonstrated that the Company has failed to satisfy its burden of persuasion under the central considerations of the Rule 14a-8(i)(7) analysis.

Significant Policy Issue Exception to Rule 14a-8(i)(7)

We believe that the Proposal directly relates to a significant policy issue, auditor independence, that is the subject of widespread public debate and therefore should not be excludable under the ordinary business rule. While longstanding, the public and professional debate on the means of enhancing auditor independence is clearly intensifying. In the wake of a severe credit market collapse that saw the unrestrained use of complex, high risk, and poor quality financial products, enhancing auditor independence and investor confidence in the quality of financial reporting is of paramount importance. In this context, auditor rotation continues to be an important topic of widespread public debate centered on auditor independence and the protection of the capital markets.[6]

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[5] Exchange Act Release No. 12999 (Nov. 22, 1976)

[6] Auditor independence and audit firm rotation were important aspects of the Congressional debate that produced The Sarbanes-Oxley Act in response to dramatic examples of corporate accounting fraud. Title II of the Act (Auditor Independence) included various disclosure and practice

In determining whether to allow the exclusion of a shareholder proposal as a matter of "ordinary business," the Staff considers whether the proposal "has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). We believe the Staff's treatment of shareholder proposals requesting that companies expense their stock options provides a good analytical framework for evaluating whether auditor rotation proposals can be excluded as a matter of ordinary business. In *National Semiconductor Corporation* (avail. Dec. 6, 2002), the Staff held that stock option expensing could no longer be excluded on ordinary business grounds. Option expensing had been a topic of debate by the Financial Accounting Standards Board and in Congress a decade earlier, yet the Staff reconsidered its position in light of the renewed widespread public debate on the matter and executive compensation generally. The Staff determined that rather than being a matter of choice of an accounting standard, the stock option expensing proposal related to the significant policy issue of executive compensation. Similarly, the auditor rotation issue that has been vigorously debated for nearly a decade including in the Sarbanes-Oxley Act deliberations, and which has been repeatedly omitted as a shareholder proposal on ordinary business grounds, should now be viewed as a matter related to the significant policy issue of auditor independence.

The subject of auditor independence and auditor rotation is a paramount concern of shareholders and the investor community generally. In both the U.S. and internationally, the issue is being considered with increasing urgency. In its recent Concept Release, the The Public Company Accounting Oversight Board (PCAOB) solicited public comment on ways that auditor independence, objectivity and professional skepticism can be enhanced, including through mandatory rotation of audit firms. On the occasion of the publication of the Concept Release, PCAOB Chairman James R. Doty stated:

> 'One cannot talk about audit quality without discussing independence, skepticism and objectivity. Any serious discussion of these qualities must take into account the fundamental conflict of the audit client paying the auditor...'
>
> 'The reason to consider auditor term limits is that they may reduce the pressure auditors face to develop and protect long-term client relationships to the detriment of investors and our capital markets.'[7]

The PCAOB Standing Advisory Group held meetings on Nov. 9 and 10, 2011. On the November 9th meeting agenda was the topic "Auditor Independence and Audit Firm Rotation." The session provided an opportunity for PCAOB members and staff, and

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requirements designed to protect investor interests through the protection of auditor independence, with Section 207 ("Study of Mandatory Rotation of Registered Public Accounting Firms") of Title II requiring a GAO study of the auditor rotation issue.[6]

[7] PCAOB New Release, PCOAB Issues Concept Release on Auditor Independence and Audit Firm Rotation, http://pcaobus.org/News/Releases/Pages/08162011_OpenBoardMeeting.aspx, Washington, D.C., Aug. 16, 2011

Advisory Group members, representing investors, large and small audit firms, and the preparer community, to discuss and debate the merits of audit firm rotation. The comments of Advisory Group members representing different perspectives on the issue highlight that the enhancement of auditor independence by means of audit firm rotation is a significant public policy issue that is the subject of widespread debate.[8]

Further, it should be noted that as of this date, the PCAOB's Concept Release on "Auditor Independence and Audit Firm Rotation" has stimulated a strong response from a diverse group of commentators representing corporate audit committees, investors, public accounting firms of all sizes, and academicians. The high level of responsive comments to the Concept Release (the comment period does not end until December 14, 2011) reflects the intensifying debate over audit firm rotation as a means of enhancing auditor independence.[9]

Additionally, in his keynote address to the National Association of Corporate Directors, presented in early October of this year and entitled "Which Way Next? Future Thinking at the PCAOB," Chairman Doty stated:

> The Sarbanes-Oxley Act changed oversight of public company auditing in two fundamental respects. The Act created the PCAOB to regulate auditors. It also amended the Securities Exchange Act of 1934 to change the relationship of auditors to the managers of public companies. Responsibility for the appointment, compensation, and oversight of any listed public company's auditor transferred to an audit committee comprised of independent directors.
>
> Both the role of the PCAOB, in carrying out its regulatory responsibilities, and the role of the audit committees, in carrying out their engagement oversight, are critical to protecting the interests of investors.[] We share a common obsession: what are the threats to shareholder interests and how can we thwart them?

That the entity created by Sarbanes-Oxley to oversee public company auditing is soliciting views on auditor rotation evidences the fact that the Proposal raises a significant policy issue, as does the numerous recent articles concerning auditor independence and auditor rotation. One article, "Analysis: Decades-Old Auditor Ties Under Scrutiny in U.S.," *Reuters* (Aug. 3, 2011) noted:

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[8] *See* PCAOB website at http://pcaobus.org/News/Events/Pages/11092011_SAGMeeting.aspx to access the discussion of auditor rotation.

[9] *See* PCAOB website at http://pcaobus.org/Rules/Rulemaking/Pages/Docket037Comments.aspx for comment letters received by the PCAOB.

> Goldman Sachs has stuck with the same auditing firm since 1926, Coca Cola since 1921, General Electric since 1909 and Procter & Gamble since 1890. That's going back 95, 90, 102 and 121 years.
>
> Each has relied on a different one of what are known today as the Big Four accounting firms. And now some U.S. accounting reformers are thinking that perhaps enough is enough: the time has come to rotate auditing firms.
>
> Quashed a decade ago during congressional audit reform debates, the hot-button topic of auditor rotation is back, setting up a potential clash between reformers and the firms themselves.

An article in the *Wall Street Journal* on Oct. 19, 2011 entitled "Keeping Auditors on Their Toes: Ex-SEC Chief Levitt Urges Term Limits for Firms Scrutinizing Corporate Finances" stated:

> To the chagrin of many corporate-finance chiefs, regulators on both sides of the Atlantic are considering a rule requiring public companies to switch their auditing firms every several years, in an attempt to keep the often decades-long relationships from growing too chummy.
>
> Arthur Levitt, who headed the Securities and Exchange Commission from 1993 to 2001, is a vocal advocate of the idea.

Numerous articles in the U.S. and international press have covered the PCAOB initiatives and the European Commission's Green Paper on audit policy[10] actions as investors, legislators, and regulators search for ways to enhance auditor independence. In an article entitled "Auditor term limits back in spotlight," in the Canadian accounting journal *The Bottom Line* (October 2011), Lynn Turner, a member of the PCAOB's standing advisory group and a former chief accountant of the Securities and Exchange Commission, stated that "given the regulation around the globe and the role the auditing profession played in the sub-prime economic crisis, and given the disturbing instances of auditor behaviour that members of the PCAOB has publicly cited, this is a wonderful time to re-examine the issue of auditor independence and rotation. It would seem that the PCAOB would be ignoring its mandate if it didn't."

The longstanding and widespread public debate on the issue of auditor rotation as a means of enhancing auditor independence continues to intensify. Very powerful participants, including accounting firms and regulatory bodies are engaged. The Fund's Auditor Rotation Proposal seeks to afford shareholders at Disney an opportunity to express their views on this important issue.

VI. Rule 14a-8(i)(2) Does Not Provide a Basis for Omitting the Proposal

Disney's argument that the Proposal, if implemented, would cause it to violate federal law and thus can be properly omitted under Rule 14a-8(i)(2) is not persuasive. Disney

[10] European Commission, Green Paper "Audit Policy: Lessons from the Crisis," (October 13, 2010).

premises its (i)(2) argument on a view of applicable law and regulations that attributes little, if any, responsibility for oversight of the Company's audit firm and the issue of auditor independence to the Board of Directors, despite the clear language of the Exchange Act and its implementing regulations. Further, the Company's argument is contrary to the plain language of its own Audit Committee Charter that establishes the responsibilities of the Board of Directors to include "the oversight of the Company's systems of internal control, preparation and presentation of financial reports and compliance with applicable laws, regulations and Company policies." Further, the Charter in addressing the Committee's relationship with the independent auditors, states that the Committee shall "be directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent auditors, in consultation with the full Board."

As noted above, the Exchange Act's grant of authority to a board audit committee to be "directly" responsible for the appointment, oversight, and compensation of an outside audit firm represented a division of duties between a board committee and company management. The assignment of these duties to an audit committee, as a committee of the board of directors, was designed to protect the independence of auditors, not to limit the oversight role and ultimate responsibility of the board of directors for these matters. The NYSE Listed Company Manual and Disney's Audit Committee Charter clearly define the Board's oversight responsibilities over all aspects of the audit firm engagement and internal accounting processes. Under the regulatory framework established by law and implementing regulations, a company's audit review committee is directly responsible for the engagement of the audit firm, while a company's board is charged with broad oversight responsibilities that include close monitoring of auditor independence. It is in this role that the board is empowered to consider and implement an auditor rotation policy designed to advance auditor independence and the interests of company shareholders. Should the Disney Board act to establish an auditor rotation policy as in the best interests of the Company, it would be a legal and responsible exercise of its oversight duties and responsibilities. Thus, the Proposal which requests that both the Disney Directors and its Audit Committee establish an audit firm rotation policy would not, if implemented, cause Disney to violate federal law.[11]

VI. Rule 14a-8(i)(9) Does Not Provide a Basis for Omitting the Proposal

Disney also argues that the Proposal is excludable under Rule 14a-9(i)(9) because it directly conflicts with a management proposal to be submitted at the same annual meeting. It states:

> PricewaterhouseCoopers LLP has provided audit services to the Company continuously for more than seven years. Because the Proposal requests that

---

[11] Should the Staff find Disney's Rule 14a-8(i)(2) argument to be persuasive and a proper basis for the Company to omit the Proposal, the Fund should be afforded an opportunity to amend the Proposal by eliminating the words "Board of Directors and its" in the text of the Proposal to address the (i)(2) objection.

> the Board adopt a policy requiring rotation of the Company's independent auditors every years, the Company believes that the Proposal is in direct conflict with its proposal to reappoint PricewaterhouseCoopers LLP at the 2012 Annual Meeting.

The Company's interpretation of how the Proposal would operate is incorrect and thus its Rule 14a-8(i)(9) argument fails. The Proposal states:

> **Be it Resolved:** That the shareholders of The Walt Disney Company ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

The Proposal is intended to be prospective. No provision of the Proposal dictates or even suggests that it be given retroactive application. Indeed, it is a precatory proposal requesting that the Board and Audit Committee establish a policy requiring the audit firm rotate off the engagement at least every seven years. The Fund contemplates that if the Proposal receives a majority vote and the Board chooses to implement it, then it would do so in a manner it deems appropriate. The Company should not be allowed to construct a conflict and then benefit from that contrivance. For these reasons, its Rule 14a-8(i)(9) argument should be rejected.

Conclusion

We respectfully submit that Disney has failed to meet its burden of persuasion with respect to its Rule 14a-8(i)(7), (i)(2) and (i)(9) arguments in support of its request for Staff concurrence with its view that it may omit the Fund's Auditor Rotation Proposal from its 2012 proxy materials.

Sincerely,



Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters

cc. Roger J. Patterson, The Walt Disney Company
John W. White, Cravath, Swaine & Moore, LLP

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
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NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
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TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1732

ALLEN FINKELSON
STUART W. GOLD
JOHN W. WHITE
EVAN R. CHESLER
MICHAEL L. SCHLER
RICHARD LEVIN
KRIS F. HEINZELMAN
B. ROBBINS KIESSLING
ROGER D. TURNER
PHILIP A. GELSTON
RORY O. MILLSON
RICHARD W. CLARY
WILLIAM P. ROGERS, JR.
JAMES D. COOPER
STEPHEN L. GORDON
DANIEL L. MOSLEY
PETER S. WILSON
JAMES C. VARDELL, III
ROBERT H. BARON
KEVIN J. GREHAN
STEPHEN S. MADSEN
C. ALLEN PARKER
MARC S. ROSENBERG
SUSAN WEBSTER
DAVID MERCADO
ROWAN D. WILSON
CHRISTINE A. VARNEY
PETER T. BARBUR
SANDRA C. GOLDSTEIN
THOMAS G. RAFFERTY
MICHAEL S. GOLDMAN
RICHARD HALL
JULIE A. NORTH
ANDREW W. NEEDHAM
STEPHEN L. BURNS
KEITH R. HUMMEL
DANIEL SLIFKIN
JEFFREY A. SMITH
ROBERT I. TOWNSEND, III
WILLIAM J. WHELAN, III
SCOTT A. BARSHAY
PHILIP J. BOECKMAN
ROGER G. BROOKS
WILLIAM V. FOGG
FAIZA J. SAEED
RICHARD J. STARK
THOMAS E. DUNN
MARK I. GREENE
SARKIS JEBEJIAN
DAVID R. MARRIOTT
MICHAEL A. PASKIN
ANDREW J. PITTS
MICHAEL T. REYNOLDS
ANTONY L. RYAN
GEORGE E. ZOBITZ
GEORGE A. STEPHANAKIS
DARIN P. MCATEE
GARY A. BORNSTEIN
TIMOTHY G. CAMERON
KARIN A. DEMASI
LIZABETHANN R. EISEN
DAVID S. FINKELSTEIN
DAVID GREENWALD
RACHEL G. SKAISTIS
PAUL H. ZUMBRO
JOEL F. HEROLD
ERIC W. HILFERS
GEORGE F. SCHOEN
ERIK R. TAVZEL
CRAIG F. ARCELLA
TEENA-ANN V. SANKOORIKAL
ANDREW R. THOMPSON
DAMIEN R. ZOUBEK
LAUREN ANGELILLI
TATIANA LAPUSHCHIK
ERIC L. SCHIELE
ALYSSA K. CAPLES
JENNIFER S. CONWAY
MINH VAN NGO
KEVIN J. ORSINI
MATTHEW MORREALE

SPECIAL COUNSEL
SAMUEL C. BUTLER
GEORGE J. GILLESPIE, III

OF COUNSEL
PAUL C. SAUNDERS

<u>The Walt Disney Company</u>
<u>Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund</u>
<u>Securities Exchange Act of 1934 Rule 14a-8</u>

October 27, 2011

Ladies and Gentlemen:

On behalf of our client, the Walt Disney Company (the "Company"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2012 Proxy Materials. The Company has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

"Be it Resolved: That the shareholders of The Walt Disney Company ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years."

The Company received the Proposal on September 28, 2011. A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

II. Grounds for Omission

The Company believes that the Proposal may be properly omitted from its 2012 Proxy Materials pursuant to: (A) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company; (B) Rule14a-8(i)(2) because the Proposal, if implemented, would require the Company to violate the law; and (C) Rule 14a-8(i)(9) because the Proposal is in direct conflict with a proposal to be submitted by the Company at its 2012 Annual Meeting of Shareholders.

A. The Proposal Relates to the Ordinary Business Operations of the Company.

The Company believes that the Proposal may be properly omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(7), which permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company.

As provided under Delaware law, the Company's Board of Directors (the "Board") oversees the management of the Company's business and affairs. In accordance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), Rule 10A-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the New York Stock Exchange, the charter of the Board's Audit Committee (the "Audit Committee") grants the Audit Committee the ultimate authority and responsibility for the appointment, compensation, retention and oversight of the work of the Company's independent auditors.

The Audit Committee considers many factors in making its determinations with regard to the Company's independent auditor, including the auditor's skills and expertise, the auditor's independence, and the time, expense and other resources associated with working with the current auditor or engaging a new one. The Proposal would require the Audit Committee to periodically select a new auditing firm whether or not the Audit

Committee considered such a change to be consistent with its determinations in this regard or to be in the best interests of the Company or its shareholders. The Proposal would foreclose the Board's ability to conduct the Company's ordinary business operations by mandating periodic changes in auditors, notwithstanding the Audit Committee's business judgment on the current auditor's qualifications and expertise.

The Division has a long history of viewing proposals that address the method and selection of independent auditors as matters relating to a company's ordinary business. For example, in *J.P. Morgan Chase & Co.* (March 5, 2010), the Staff concurred with the exclusion of a proposal to limit the term of engagement of the company's auditors to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also Masco Corp.* (January 13, 2010) (proposal to limit the term of engagement of the company's auditor to five years); *El Paso Corporation* (February 23, 2005) (proposal that auditors be changed every 10 years), *Kohl's Corporation* (January 27, 2004) (proposal that auditors be changed every 10 years), *The Allstate Corporation* (February 9, 2003) (proposal that auditors be changed every four years); *Bank of America Corporation* (January 2, 2003) (proposal that auditors be changed every four years); *WGL Holdings, Inc.* (December 6, 2002) (proposal that auditors be changed at least every five years); *ConAgra Foods, Inc.* (June 14, 2002) (proposal that auditors be changed every four years); *American Financial Group Inc.* (April 4, 2002) (proposal that auditors be changed every four years); *Transamerica Corporation* (March 8, 1996) (proposal requested that the auditors be changed every four years); *General Electric Company* (December 18, 1995) (proposal requested that the auditors be changed every four years); *Texaco Inc.* (August 23, 1993) (proposal that auditors be changed every three to five years as a regular policy); *Southern New England Telecommunications Company* (February 11, 1991) (proposal to limit the service of the company's independent audit firm to not more than four consecutive years and to not more than six years in any ten consecutive years); *Monsanto Company* (January 17, 1989) (proposal, in part, to limit auditors to five-year terms); *Bank of America Corporation* (February 27, 1986) (proposal, in part, to require rotation of company's independent auditors at least every five years); *ITT Corporation* (January 22, 1986) (proposal to require rotation of independent auditors at least every five years); *Mobil Corporation* (January 3, 1986) (proposal to require rotation of independent auditors at least every five years); *Consumers Power Company* (January 3, 1986) (proposal that would require the rotation of the company's independent auditors at least every five years); *Ohio Edison Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every seven years); *Pacific Gas and Electric Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every three years); and *Firestone Tire & Rubber Company* (November 25, 1980) (proposal recommending the board of directors consider the practice of rotating the company's outside auditors).

In each of the cited no-action letters, the Division confirmed that proposals dealing with the method of selecting independent auditors were related to ordinary business matters, and the Division indicated that it would not recommend enforcement action if the subject proposals were omitted. Consistent with the extensive precedents referenced above, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal, If Implemented, Would Require the Company To Violate the Law.

The Company believes that the Proposal is also excludable under Rule 14a-8(i)(2), which permits omission of a shareholder proposal that would, if implemented, cause a company to violate a state, federal or foreign law to which it is subject.

Section 301 of the Sarbanes-Oxley Act required the Commission to adopt rules prohibiting the stock exchanges from listing any securities of any issuer that is not in compliance with the requirements of that Section. One of the requirements expressly laid out in the statute is that the audit committee of the issuer "shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by the issuer . . . and each such registered public accounting firm shall report directly to the audit committee." Section 301 of the Sarbanes-Oxley Act also lays out an express requirement that all members of an audit committee be independent.

The Company's common stock is listed on the New York Stock Exchange (the "NYSE"). Consistent with Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 under the Exchange Act, on November 4, 2003, the Commission approved a proposal to add new Section 303A.07 to the NYSE's listing standards, requiring the audit committees of all listed companies to comply with Rule 10A-3(b)(2), which requires audit committees to have the direct responsibility for the appointment and retention of the company's independent auditors, including the responsibility for compensation of the independent auditors. As noted above, the Company's Audit Committee has been granted this power and responsibility. Also consistent with the Sarbanes-Oxley Act, the New York Stock Exchange and the Commission's rules require that all audit committee members be independent. *See* NYSE Listed Company Manual Section 303A.07(a) and Rule 10A-3(b) under the Securities Exchange Act of 1934. The Company's Audit Committee fully complies with the independence as well as the other requirements under the Commission's and NYSE rules and has memorialized the same in its charter.

The Proposal asks that "the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years" (*emphases added*). Because Section 301 of the Sarbanes-Oxley Act and Section 303A.07 of the NYSE listing standards, as well as the Company's Audit Committee charter, appropriately vest the responsibility for selecting the Company's independent auditors solely with the Audit Committee, the Board of Directors does not have the power or legal authority to "establish an Auditor Rotation Policy" or to otherwise "require" the Audit Committee to consider any specific criteria or to mandate any specific recommendation relating to the independent auditors. Because the Proposal requests the Board of Directors to establish an auditor rotation policy, the Proposal improperly seeks to have the Board of Directors influence the choice of auditors.

Looking behind the rules, the policy considerations that motivated Congress, the Commission and the NYSE to promulgate the requirements that audit committees be strictly independent and that they have the sole authority over the company's independent auditor, including its selection, are perfectly clear—in the interests of investors, the independent auditors should not be subject to any pressures or demands from the non-independent members of a company's board of directors. The Company's Board, as allowed by law and appropriate to the needs and circumstances of the company and its shareholders, includes non-independent directors among its members. The Proposal, if adopted, would create a direct conflict with both the letter and the spirit of the Sarbanes-Oxley Act, the Commission's rules thereunder and the corresponding NYSE listing standards, and, in implementing it, the Company would by definition violate those laws and rules. The Company therefore believes that the Proposal is excludable under Rule 14a-8(i)(2).

C. The Proposal Directly Conflicts with the Company's Proposal To Have Its Shareholders Ratify the Appointment of the Independent Auditors at the Same Meeting.

The Company believes that the Proposal is also excludable under Rule 14a-8(i)(9), which allows exclusion of proposals that directly conflict with one of the company's own proposals to be submitted at the same meeting.

The Company anticipates that the Audit Committee will appoint PricewaterhouseCoopers LLP as the Company's independent auditor to audit its consolidated financial statements for the 2012 fiscal year, and will recommend to its shareholders a vote for their ratification of such appointment in the 2012 Proxy Materials. PricewaterhouseCoopers LLP has provided audit services to the Company continuously for more than seven years. Because the Proposal requests that the Board adopt a policy requiring rotation of the Company's independent auditors every seven years, the Company believes that the Proposal is in direct conflict with its proposal to reappoint PricewaterhouseCoopers LLP at the 2012 Annual Meeting. Thus, if included in the 2012 Proxy, an affirmative vote on both the Company's proposal and the Proponent's Proposal could lead to an inconsistent mandate from shareholders.

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the proponent's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. Directly on point is *B.F. Saul Real Estate Investment Trust* (publicly available November 24, 1981), where the Division held that a proposal to select auditors that were independent of the B.F. Saul family could be omitted since it was counter to management's submission to share owners of the ratification of a firm as independent auditors. *See also, Phillips-Van Heusen Corporation* (publicly available April 21, 2000) (allowing exclusion of a proposal limiting directors' bonus incentive and option plans that conflicted with company proposals to adopt incentive and option plans); *Unicom Corporation* (publicly available February 14, 2000) (allowing exclusion of a proposal mandating that the company reject a proposed merger that conflicted with a company proposal to approve such merger); *Scudder New Europe Fund, Inc.* (publicly available April 29, 1999) (allowing exclusion of a proposal contrary to a company merger proposal); and *General Electric Company* (publicly available January 28, 1997) (allowing exclusion of a proposal requiring modifications to a company's stock option plans because such modifications conflicted with the terms and conditions of a company proposal to adopt a new employee stock option plan). For all of the reasons stated above, the Company believes that the Proposal is directly counter to its proposal to ratify the appointment of PricewaterhouseCoopers LLP as its independent auditor for the 2012 fiscal year, and is therefore excludable under Rule 14a-8(i)(9).

III. Conclusion

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2012 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2012 Proxy Materials, please contact me at (212) 474-1732. I would appreciate your sending your response by facsimile to me at (212) 474-3700 as well as to the Company, attention of Roger Patterson, Managing Vice President and Counsel at (818) 560-2092.

Very truly yours,

/s/ John W. White

John W. White

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Edward J. Durkin
Director, Corporate Affairs Department, United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington D.C. 20001

Roger J. Patterson
Managing Vice President, Counsel, The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

VIA EMAIL AND FEDEX

EXHIBIT A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Wednesday, September 28, 2011

■TO
Alan N. Braverman
Senior Executive Vice President, General Counsel and Secretary
The Walt Disney Company

■SUBJECT
Carpenter Pension Fund Shareholder Proposal

■FAX NUMBER
818-569-5146

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
4

This facsimile and any accompanying documents addressed to the specific person or entity listed above are intended only for their use. It contains information that is privileged, confidential and exempt from disclosure under applicable law. If you are not an addressee, please note that any unauthorized review, copying, or disclosure of this document in strictly prohibited. If you have received this transmission in error, please immediately notify us by phone to arrange for return of the documents.

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 818-569-5146]

September 28, 2011

Alan N. Braverman
Senior Executive Vice President, General Counsel
and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-1030

Dear Mr. Braverman:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Walt Disney Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 24,254 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Attachment

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of The Walt Disney Company ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, The Walt Disney Company has paid its audit firm, PricewaterhouseCoopers LLC, a total of $168,400,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.



The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

October 6, 2011

VIA OVERNIGHT COURIER

Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

This letter will acknowledge that we received on September 29, 2011, your letter dated September 28, 2011 submitting a proposal for consideration at the Company's 2012 annual meeting of stockholders regarding audit firm rotation. As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson

500 S. Buena Vista Street, Burbank, CA 91521-0615
Tel 818.560.6126 Fax 818.561.4160 roger.patterson@disney.com

© Disney